April 28, 2010
Via Electronic Transmission and Federal Express
Mr. John Reynolds
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-3561

Re:	Calavo Growers, Inc. — Annual Report on Form 10-K — Filed January 11, 2010 — File No. 000-33385
Dear Mr. Reynolds:
     By letter dated April 22, 2010, you provided Calavo Growers, Inc., a California corporation (the “Company”), with one comment regarding the disclosure in footnote one to the Grants of Plan Based Awards Table on page 24 of the Proxy Statement filed by the Company on February 26, 2010. Specifically, you noted that the Company disclosed the estimated future payouts in the threshold column of the Grants of Plan Based Awards Table. You indicated per Instruction 2 to Item 402(d) of Regulation S-K, that the threshold column refers to the minimum amount payable for a certain level of performance under the plan. You requested that in future filings that we adequately disclose the amount payable to the correct column, per Instruction 2 to Item 402(d) of Regulation S-K.
     In future filings of its Annual Report on Form 10-K and Annual Proxy Statement, the Company will comply with the comment that is set forth in your letter by revising the table to show that the amount payable for estimate future payouts per Instruction 2 to Item 402(d) of Regulation S-K.
     The Company hereby acknowledges that:
1.	The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Securities and Exchange Commission (the “Commission”);

2.	Comments from the staff of the Commission or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

3.	The Company may not assert comments from the staff of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ James Snyder
James Snyder
Corporate Controller Calavo Growers, Inc.